Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
PROFIT, PRODUCTION AND RESERVES SOAR IN RECORD YEAR
London, 8 February 2010 - Randgold Resources (LSE: RRS) (Nasdaq: GOLD) crowned a year in which it expanded its flagship Loulo operation, progressed the development of a new mine at Tongon, advanced two major new discoveries and completed the Moto acquisition by posting a 79% year-on-year profit increase on the back of record production at Loulo.
Results for 2009, published today, show a profit of US$84.3 million (2008: US$47 million) for the year. The fourth quarter profit of US$38.7 million was up 185% quarter-on-quarter and 315% up on the corresponding quarter in 2008. Given the profit increase, the board increased the annual dividend by 30% to 17 US cents per share. The company’s balance sheet remains strong, with US$590 million in cash and no net debt.
Attributable group gold production for the year was up 14% at 488 255 ounces, boosted by a strong fourth quarter performance from Loulo, where the recently completed plant expansion significantly increased throughput. Loulo’s production for the year was 351 591 ounces (2008: 258 095 ounces), of which 106 564 ounces came in the last quarter. The Morila joint venture — successfully converted to a stockpile retreatment operation at the beginning of 2009 — produced 341 661 ounces, slightly higher than forecast due to better than planned recoveries and grade.
The prefeasibility study on the Massawa project in Senegal was completed, delivering a reserve of 1.5 million ounces at a grade of 4.6g/t and pointing to more upside. The board approved the study which demonstrated that even without the underground resources it meets the company’s investment hurdle rates. It has now moved into the feasibility phase, while the prefeasibility study on the Gounkoto project near Loulo in Mali is on track for completion in the first quarter of 2010. The initial scoping study on Gounkoto defined a robust resource at a significant grade.
The new projects, combined with a resource conversion drive, have increased attributable group reserves by an estimated 60%. An updated reserve and resource statement will be published with the company’s annual report in March.
In the meantime, the development of the Tongon project in Côte d’Ivoire has continued to make good progress and the new mine is on track to start production in the fourth quarter of this year. At Loulo, the Yalea underground mine is still being developed but contributed a record 57 000 tonnes of ore in the December month. Work on Gara, the second underground mine at Loulo, is scheduled to start during the first half of 2010.
The company today also announced that it was moving the target date for first production at the recently acquired Kibali project in the Democratic Republic of Congo ahead to January 2014. Randgold will manage the project — a joint venture with AngloGold Ashanti — in which it has a 45% interest, with the DRC parastatal OKIMO holding the remaining 10%.
An update of the existing data on Kibali has produced a 23% increase in the indicated resource, which now stands at 13.93 million ounces, while the reserves have grown by 67% to 9.2 million ounces. The company is now focusing on the relocation programme, the environmental and social impact baseline studies, and the optimisation of the development schedule.
Chief executive Mark Bristow said the year had been an extremely challenging one, in which the Randgold team had to meet ambitious production targets while expanding Loulo, building Tongon, moving ahead on Massawa and Gounkoto, and swiftly completing the contested acquisition of Moto - one of the gold mining industry’s more complex M&A transactions in recent years — before acquiring an additional 20% of the Kibali project on behalf of the joint venture.

“The team rose to the challenge and, as our results show, we did very well in every sphere of the business, once again creating real value for all our stakeholders,” he said.
“The year ahead is going to be another testing one, in which we aim to increase production at Loulo further, pour first gold at Tongon and progress the Kibali, Massawa and Gounkoto projects. We’ll also be maintaining our strong focus on the exploration programmes which have already delivered so much and will continue to be the main driver of our organic growth.”
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
REPORT FOR THE FOURTH QUARTER AND YEAR ENDED 31 DECEMBER 2009
KEY PERFORMANCE INDICATORS
•	Profit up 79% year on year

•	Profit up 185% quarter on quarter and 315% on corresponding quarter in 2008

•	Balance sheet remains strong with US$590 million in cash and no net debt

•	Group production up 14% year on year on the back of record production at Loulo

•	Tongon project on track for early Q4 2010 production

•	Massawa prefeasibility delivers 1.50Moz of reserves at 4.64g/t and points to more upside

•	Gounkoto prefeasibility study on track for Q1 completion

•	New projects and resource conversion drive a 60% increase in group attributable reserves

•	Moto acquisition completed and JV interest in Kibali project increased to 45%

•	Kibali reserves increased by 67% to 9.2Moz — first production targeted for 2014

•	Dividend increased by 30%
Randgold Resources Limited (“Randgold”) had 90.1 million shares in issue as at 31 December 2009
SUMMARISED FINANCIAL INFORMATION

	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	quarter	quarter	quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
US$000	2009	2009	2008	2009	2008

Gold sales*	139 153	103 472	78 057	434 194	338 572

Total cash costs*	72 099	68 165	49 251	249 183	199 970

Profit from mining activity*	67 054	35 307	28 806	185 011	138 602

Exploration and corporate expenditure	14 232	13 056	10 350	51 111	45 163

Profit before income tax and financing activities	49 793	15 731	14 658	113 764	75 937

Profit for the period	38 679	13 568	9 315	84 263	47 020

Profit attributable to equity shareholders	32 080	11 322	9 124	69 400	41 569

Net cash generated from operations	7 413	10 481	20 387	63 747	57 501

Cash and cash equivalents	589 681	520 765	257 631	589 681	257 631

Attributable production# (ounces)	137 332	118 925	107 321	488 255	428 426

Group total cash costs per ounce*# (US$)	525	573	459	510	467

Group cash operating costs per ounce*# (US$)	466	522	416	458	421

*	Refer to explanation of non-GAAP measures provided.

#	Randgold consolidates 100% of Loulo and 40% of Morila.
COMMENTS
Gold sales in the current quarter increased by 34% compared to the previous quarter and by 78% compared to the corresponding quarter in 2008. This was mainly attributable to a 15% increase in attributable production for the quarter compared to the previous quarter and 28% compared to the corresponding quarter of 2008. The average gold price received grew by 15% to US$1 012/oz for the quarter (Q3 2009: US$883/oz) and together with the increased production resulted in gold sales for the quarter of US$139.2 million up from US$103.5 million in the previous quarter and US$78.1 million in the corresponding quarter in 2008. The average gold price received was also 39% higher in the current quarter compared to the corresponding prior year quarter (Q4 2008: US$728/oz).
Total cash costs per ounce decreased by 8% in the current quarter compared to the previous quarter, as a result of the increased production. Total cash costs for the quarter of US$72.1 million were 6% higher than the previous quarter (Q3 2009: US$68.2 million) and up 46% from the December 2008 quarter (Q4 2008: US$49.3 million). The increase in costs was partially attributable to the higher throughput at Loulo, resulting in an increase in the consumables used in the metallurgical process, as well as higher input costs and higher open cast mining costs at Loulo; and a higher royalty payable as a result of higher gold revenues received.
Profit from mining activity for the current quarter increased by 90% from the previous quarter and by 133% compared to the corresponding quarter in 2008, mainly due to increased gold sales as stated above.
Exploration and corporate expenditure of US$14.2 million for the quarter increased by US$1.2 million on the prior quarter, due to increased staff expenses and continued commitment to exploration work and prefeasibility drilling, especially at the Massawa and Gounkoto projects.
Profit for the quarter was US$38.7 million and compared to a profit of US$13.6 million in the previous quarter and US$9.3 million in corresponding quarter of 2008. This 185% increase in profits quarter on quarter was after an additional provision of US$3.7 million against investments in auction rate securities (“ARS”). This compares to a similar provision of US$0.9 million in the previous quarter and US$1.5 million in the fourth quarter of 2008.
Profit for the quarter includes a gain of US$10.7 million related to the sale of the Kiaka Project in Burkina Faso to Volta Resources.

Gold sales for the year of US$434.2 million increased by 28% compared to the previous year, due to an improved average price received from US$883/oz in 2008 to US$893/oz in 2009, coupled with a 14% increase in attributable production to 488 255 ounces.
Total cash costs for the year ended 31 December 2009 of US$249.2 million increased from US$200.0 million for the year ended 31 December 2008, mainly due to the incremental increases associated with higher production, increased open cast mining costs at Loulo and the full transitioning at Morila into a stockpile treatment operation.
Profit before income tax and financing activities for the year of US$113.8 million increased by 50% from the previous year’s US$75.9 million. Profit before income tax is reflected after accounting for exploration and corporate expenditure of US$51.1 million and depreciation of US$28.5 million, reflecting a solid financial performance after sustained investment in the future development of the operations and activities of the company. This compares to the prior year exploration and corporate expenditure and depreciation of US$45.2 million and US$21.3 million respectively.
Profit for the year of US$84.3 million increased by 79% from US$47.0 million for the year ending 31 December 2008.
Following the significant increase in profits for the year, the board has determined to increase the annual dividend by 30% to 17 US cents per share from 13 US cents per share the previous year. The dividend will be paid on 18 March 2010 to shareholders on the register on 26 February 2010.
OPERATIONS
LOULO
Loulo produced 106 564 ounces of gold during the quarter at a total cash cost of US$512/oz compared to 86 940 ounces in the previous quarter at US$591/oz. Total cash costs per ounce were reduced by 13% quarter on quarter, attributable to an increase in the ounces produced and reduced unit cost of mining, following an increase in plant throughput. The average gold price received during the quarter was US$984/oz, a 15% increase on the previous quarter (Q3 2009: US$853/oz). Together with the significantly increased production, this resulted in an increase in profits from mining activity of 137% to US$50.4 million (Q3 2009: US$21.3 million).
The increase in production was mainly attributable to an increase in plant throughput following the recently commissioned plant expansion, slightly offset by lower recoveries of 92.8% compared to 93.7% in the previous quarter.
The Yalea underground mine contributed 112 439 tonnes of ore at a grade of 4.08g/t for the quarter and a record 56 634 tonnes for December in spite of interruptions and delays relating to remedial action referred to last quarter and the impact of an early termination of the underground mining contract. Tonnes processed from the higher grade Yalea opencast ore and the Loulo 3 pit impacted positively on the overall recovered grade from the mine. Total tonnes mined were higher than the previous quarter but in line with the plan.
Total cash costs per ounce increased by 2% in the current year to US$522/oz compared to US$511/oz in the prior year mainly as a result of the higher open cast mining cost, stronger Euro and the lower than planned ore tonnes from the Yalea underground which were replaced by open cast ore.
Total gold produced for the year of 351 591 ounces was just 2% lower than the annual forecast set by management at the beginning of the year, which was largely attributable to the slower build up in underground production. The impact of the underground delays was offset by discovery, development and expansion of the Loulo 3 deposit. In this regard, management decided to replace the underground development contractor and to take on this responsibility within the company.

LOULO RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2009	2009	2008	2009	2008

Mining
Tonnes mined (000)	9 451	7 336	5 434	27 977	26 231
Ore tonnes mined (000)	1 270	845	978	3 353	3 403

Milling
Tonnes processed (000)	862	701	676	2 947	2 721
Head grade milled (g/t)	4.1	4.1	3.1	4.2	3.2
Recovery (%)	92.8	93.7	90.5	87.7	91.2
Ounces produced	106 564	86 940	60 495	351 591	258 095
Average price received+ (US$/oz)	984	853	669	864	738
Cash operating costs* (US$/oz)	455	542	484	473	469
Total cash costs* (US$/oz)	512	591	523	522	511

Profit from mining activity* (US$000)	50 428	21 309	8 853	118 326	58 521
Gold sales*+ (US$000)	105 016	72 695	40 464	301 963	190 336

Randgold owns 80% of Loulo with the Government of Mali owning 20%. The Government’s share is not a free carried interest. Randgold has funded the Government portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.
Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.

+	Includes the impact of 18 750 ounces delivered at US$428/oz in the quarter ended 31 December 2009 and 22 749 ounces delivered at US$429/oz in the quarter ended 31 December 2008. Also includes the impact of 84 996 ounces for the year ended 31 December 2009 (31 December 2008: 80 496 ounces) delivered into the hedge at US$435/oz (year ended 31 December 2008: US$429/oz).
MORILA
During the quarter Morila produced 76 920 ounces, a small decrease over the previous quarter (Q3 2009: 79 963 ounces) but ahead of the mine’s plan. The average received gold price of US$1 110/oz increased by 15% on the previous quarter (Q3 2009: US$962/oz) which resulted in a 19% increase in profit from mining. Total cash costs per ounce of US$569/oz increased by 8% over the previous quarter of US$525/oz mainly attributable to higher stockpile adjustments, the lower throughput and higher royalties resulting from the higher gold price.
Cash operating costs for the quarter of US$502/oz were 7% higher than the previous quarter of US$467/oz, the main reason being the increased stockpile adjustments and the slightly lower ounces produced. Tonnes processed for the quarter of 1 062kt were also slightly below the previous quarter (1 100kt) due to the failure of the SAG mill gearbox bolts and crusher availability issues.
Gold production for the year of 341 661 ounces exceeded management’s annual forecast by 3%, largely as a result of better than planned recoveries and grades.
Total cash costs for the year of US$480/oz increased by 20% over the prior year of US$400/oz mainly as a result of significantly higher stockpile adjustment as well as lower gold production due to lower grades, as the mine transitioned to a stockpile treatment operation.
MORILA RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2009	2009	2008	2009	2008

Mining
Tonnes mined (000)	—	—	4 160	3 657	19 880
Ore tonnes mined (000)	—	—	1 047	1 620	4 968

Milling
Tonnes processed (000)	1 062	1 100	1 101	4 303	4 294
Head grade milled (g/t)	2.5	2.5	3.6	2.7	3.4
Recovery (%)	91.1	90.5	90.5	91.4	91.2
Ounces produced	76 920	79 963	117 066	341 661	425 828
Average price received (US$/oz)	1 110	962	803	968	870
Cash operating costs* (US$/oz)	502	467	327	422	347
Total cash costs* (US$/oz)	569	525	377	480	400

Profit from mining activity* (US$000)	41 565	34 995	49 883	166 713	200 202

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2009	2009	2008	2009	2008

Stockpile adjustment# (US$/oz)	187	174	(51)	98	(93)

Attributable (40% proportionately consolidated)

Gold sales (US$000)	34 137	30 777	37 593	132 231	148 236
Ounces produced	30 768	31 985	46 826	136 664	170 331
Profit from mining activity* (US$000)	16 626	13 998	19 953	66 685	80 081

*	Refer to explanation of non-GAAP measures provided.

#	The stockpile adjustment per ounce reflects the charge expensed/(credit deferred) in respect of stockpile movements during the period divided by the number of ounces produced. The total cash cost per ounce includes non-cash stockpile adjustments.
Work continued on the mine’s agribusiness feasibility study. A soil sampling campaign to determine which crops to cultivate was completed and composites have been submitted for assay and subsequent interpretation. The draft Memorandum of Understanding submitted by USAID through its technical agricultural branch (Initiatives Intégrées pour la Croissance Economique au Mali — IICEM) has been reviewed by Morila management and local community representatives with the objective to define the procedures and conditions of collaboration between the affected parties.
Activities of the microfinance project (CAMIDE) are on-going, with a credit committee having been established and a number of projects submitted for consideration.
PROJECTS AND EVALUATION
LOULO UNDERGROUND DEVELOPMENT PROJECT
Yalea mine
During the fourth quarter of 2009 a total of 1 434 metres development was completed and 112 439 tonnes of ore at a grade of 4.08g/t was hauled to surface, following a number of operating challenges experienced during the first half of the quarter. However, development rates are now increasing, with December month development of 618 metres and 56 634 ore tonnes representing project records.
The Yalea declines have now been advanced to a distance of 1 443 metres from surface and a vertical depth of 232 metres. During the quarter, management terminated the underground mining contract with the previous contractor and has assumed this responsibility within the company. The change has delivered immediate improvements as evidenced by the record tonnes in December.
During the fourth quarter, the main dam on 038 Level was commissioned and is now pumping directly to surface. The planned ventilation loop has been completed and the new main fan unit installed, resulting in improved underground working conditions. Overall development to date for the underground section is 10 267 metres.
Other significant developments during the quarter included the completion of a 760 millimetre diameter vent holing of 45 metres in length from the bottom of the P125 pit into the roof of 066L stope, the installation of the third underground belt (CV03) whilst 013L is currently being prepared for production.
Gara mine
The Gara underground mine budget and planning for 2010 have been completed. Negotiations are underway with suitable contractors to sink the declines and related developments, which is planned to start during the first half of 2010 with first ore expected by the end of the year. Work on the boxcut is moving ahead steadily and is expected to be completed during the first quarter of 2010.
LOULO 3 PROJECT
The revised Loulo 3 pit design and schedule have been completed, incorporating the increased mineral resource reported last quarter. A meeting was held with the mining contractor to review the fleet availability and extra equipment to be mobilised in order to meet the increase in volume to be mined from Loulo 3 during the year. Exploration drilling continues to delineate additional strike-length at Loulo 3 and infill RC drilling will be conducted during the first quarter of 2010 to add additional resources.
TONGON PROJECT

The Tongon mine development has made good progress through the last quarter of 2009. Significantly, the beginning of January 2010 saw the arrival of the first mill on site after a five day trip from the port of San Pedro to Tongon. The second mill is still on schedule to arrive in February 2010. Installation of all 14 CIL tanks has been completed, ahead of schedule. The CIL tank top steel is currently being installed which is expected to progress quickly, as all of the steel components have been assembled on the ground in approximately 10 tonne sections.
The number two primary crusher foundation is nearing completion and will be ready to receive the jaw crusher in February 2010. The thickener and clarifier tanks are currently being erected on their foundations. Steel work construction and installation are making good progress. The Tailings Storage Facility (TSF) construction is currently underway with the clearing of the dam wall foot print almost completed. The tails pipeline corridor and access road are under construction and are expected to be completed by the end of February 2010. The first three, of seven, break bulk shipments of items for the mine have arrived on the mine. The remaining four shipments are scheduled to be on site within the next three months.
Manpower levels have now reached 1 600 personnel onsite, inclusive of contractor employees. The recruitment of expatriates has been kept to a minimum at 7% of the total work force. The strategy has been to first give preference to the employment of local inhabitants, thereafter nationals and lastly expatriates. Local employees currently account for 71.5% of the total employees on site.
The designated contract miner, DTP, has started to mobilise to site. The first of three 9350 Liebherr excavators has arrived at Tongon, to be assembled by the team on site. The first five of 17 CAT 777F trucks have arrived in Abidjan. Other support equipment has also arrived in Abidjan.
DTP is in the process of recruiting 330 personnel, once again following Randgold’s recruitment strategy of locals first, thereafter nationals and then expatriates. DTP is scheduled to move the first open pit ground in March 2010. Prior to this, local contractors are being used to prepare the pit area for mining. In addition, the mineralised overburden is being excavated and stockpiled for first fill and processing through the treatment plant.
Operational management personnel are also starting to move on to the Tongon site and have commenced the recruitment of 350 personnel, in advance of process training, adhering to Randgold’s recruitment strategy highlighted above.
The project remains on budget and completion is still on track for first gold to be poured early in the fourth quarter of 2010.
MASSAWA PROJECT
As part of the completion of the prefeasibility a revised mineral resource is presented below including incorporation of 30 000 metres of infill drilling and delineation of revised geological model.
MASSAWA: MINERAL RESOURCES as at 31 December 2009

					Attributable
					gold***
		Tonnes	Grade	Gold	(83%)
	Category	(Mt)	(g/t)	(Moz)	(Moz)

Open pit*	Indicated	17.43	4.16	2.33	1.93

Underground**	Inferred	6.24	3.39	0.68	0.56

*	Open pit mineral resources are those insitu mineral resources at 0g/t gold cut-off falling inside the US$1 000/oz pit shell.

**	Underground mineral resources are those insitu mineral resources at a 2g/t gold cut-off falling below the US$1 000/oz pit shell.

***	Attributable gold (Moz) refers to the quantity of gold attributable to Randgold based on Randgold’s 83% interest in the Massawa gold project.
Pit optimisations based on a US$700/oz gold price followed by pit design and scheduling have produced the following mineral reserves for an open pit option:
MASSAWA: MINERAL RESERVES as at 31 December 2009

					Attributable
					gold***
		Tonnes	Grade	Gold	(83%)
	Category	(Mt)	(g/t)	(Moz)	(Moz)

Open pit	Probable	10.03	4.64	1.50	1.25

*	Mineral reserves are calculated at US$700/oz gold price

**	Mineral reserves include dilution and ore loss factors

***	Attributable gold (Moz) refers to the quantity attributable to Randgold based on Randgold’s 83% interest in the Massawa gold project.
The prefeasibility was based on the above reserves and a summary of the important aspects of the study are documented below:
Mining: Contractor mining costs of US$2.76 per tonne are based on updated Tongon contractor costs, adjusted for the load profiles at Massawa. Due to the thin nature of the geological model and high gold grades the strip ratios are relatively high at 11.7:1.
Plant: Throughput of 1.8 million tonnes per year is envisaged using three stage crushing, ball milling with gravity, flash flotation and pressure oxidation of concentrate to produce recoveries in the region of 89% with processing costs of US$24 per tonne for sulphide material.
General and administration: US$3.85 per tonne was used based on Loulo actual costs adjusted for lower throughputs.
The mining and production schedule resulted in a six year mine life, producing 1.35Moz.
As part of the prefeasibility, a second study was undertaken, reviewing a broader high tonnage, lower grade geological model. This incorporated the low grade mineralisation surrounding the high grade shears in the Central Zone. This model produced a mineral reserve of 20.84 million tonnes at a grade of 3.16g/t for 2.12Moz within a
US$700/oz designed open pit. The mining and production schedule for this option recovered 1.9Moz of gold over a nine year period. Due to the higher tonnage, processing rates were increased to 2.4 million tonnes per annum resulting in slightly lower sulphide processing and G&A costs of US$22 per tonne and US$3.50 per tonne respectively.
Financial models were run at a US$800/oz gold price. The capital expenditure estimate for the prefeasibility model was US$237 million with replacement capital of
US$18 million. However the longer life, low grade, high tonnage model increased the capital to US$280 million followed by US$30 million for replacement capital, producing the following cost and IRR profiles.
MASSAWA: FINANCIAL ASSESSMENTS

	Pit A*	Pit B**

Cash operating costs	US$446/oz	US$481/oz

Total cash costs***	US$470/oz	US$505/oz

IRR	24%	12%

*	Prefeasibility model

**	Low grade high tonnage model.

***	The fiscal parameters are based on the prevailing Senegalese 2003 Mining Code, which include a 3% royalty.
Based on the positive returns of the higher grade prefeasibility model the board has agreed to progress the project to feasibility. Exploration will now concentrate on evaluating the significant upside potential of the project, both along strike (North and South), down dip and satellite deposits, which will be incorporated into the final feasibility study. Further metallurgical testwork is under way to optimise recoveries and operating costs. Full environmental and social assessment will be completed.
Randgold Qualified Persons
Information regarding data verification, quality assurance programmes, exploration results, exploration information and property information for the Massawa project was completed by Mr Babacar Diouf, an officer of Randgold Resources and a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (‘NI 43-101’). The mineral resource estimate related to the Massawa project, presented in this release was generated by Mr Babacar Diouf and supervised by Mr Rodney Quick, both officers of Randgold Resources and Qualified Persons under National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian

Securities Administrators (‘NI 43-101’). The information in this release that relates to open pit reserves was carried out by Mr Onno ten Brinke, an officer of Randgold Resources and Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (‘NI 43-101’). Randgold considers the information to be a material change and as such a new Technical Report for the Massawa Project will be filed within 45 days after the issue of this release and will be available under Randgold’s profile on the SEDAR website at www.sedar.com.
GOUNKOTO PROJECT
The Gounkoto project remains on track to complete prefeasibility by the end of the first quarter of 2010. Significant drilling was completed during the quarter and is presently being modelled. The infill drilling has confirmed the continuity of geology, structure and mineralisation over a 1.3 kilometre strike and to vertical depths of 250 metres. The mean average intersection grade of 6.5g/t for the project is very encouraging.
Preliminary geotechnical logging and sampling has been completed, with the preliminary slope report expected in February 2010.
Independent metallurgical testwork completed confirmed the high plus 90% recoveries from the sulphide ore are achievable from a simple process of crush, mill and CIL. The hardness and abrasiveness testwork has indicated that the ore is relatively hard but in line with ore treated at the Loulo plant.
Preliminary site selection for TSF and waste dams was conducted together with stream diversion and Falémé flood protection analysis. A field visit was completed where the potential sites were walked. This has resulted in the prioritisation of the best options and sterilisation drill programmes are being planned for the second quarter.
The social and economical baseline study was completed on the affected villages surrounding the deposit. Fieldwork for archeological, as well as flora and fauna specialist studies, has been completed. No fatal flaws have been identified in this work.
Besides completing the updated resources and reserves during the first quarter of 2010, other primary requirements including geotechnical and metallurgical sample drilling, acid generation and leach tests of waste and ore, density testwork, geohydrological drilling and groundwater modelling will be initiated.
KIBALI PROJECT
Mineral Resources and Reserve Update
Following the completion of the Moto acquisition, Randgold moved swiftly to update the mineral resources and reserves by retaining the services of Cube Consulting and SRK Consulting in Perth, complemented with in-house skills, to ensure continuity with regards to the updates.
Following incorporation of all drilling completed between April and August 2009 new resources were reported in the quarter.
KIBALI: MINERAL RESOURCES as at 30 November 2009

					Attributable
					gold***
		Tonnes	Grade	Gold	(45%)
	Category	(Mt)	(g/t)	(Moz)	(Moz)

Open pit*	Indicated	92.20	2.11	6.25	2.81
	Inferred	32.80	3.09	3.26	1.47

KCD underground**	Indicated	39.30	6.08	7.67	3.45
	Inferred	18.20	4.38	2.57	1.56

Total open pit and	Indicated	131.50	3.29	13.93	6.27
KCD underground	Inferred	51.10	3.55	5.83	2.62

*	Open pit recoverable resources >0.5g/t gold cut-off inside US$1 000 pit shell and above 5 685 mrl

**	Underground resources >2.0g/t gold cut-off below 5 685 mrl

***	Attributable gold (Moz) refers to the quantity attributable to Randgold based on Randgold’s 45% interest in the Kibali gold project.
Main changes in mineral resources from previous declarations include:
•	open pit resources have been classified as the insitu resources falling within the US$1 000/oz whittle pit shell at a 0.5g/t gold cut-off to conform with JORC requirements; and

•	in the case of the Karagba-Chauffeur-Durba (KCD) deposit, the underground resources are reported as those insitu resources below the pit to underground interface (5 685 mrl), reported at a 2g/t gold cut-off.
To ensure mineral resources comply with the criteria laid out by the JORC Code only those mineral resources for which there is a reasonable prospect for eventual economic extraction have been included in the declaration above. The net result is slightly lower total resources than previously reported by Moto, but a significant increase in indicated resources, with 70% of total resources now being classified as indicated. The indicated mineral resource is now 13.93Moz which represents an increase of 23% over the previous indicated mineral resource. 7.67Moz at a grade of 6.08g/t from the KCD deposit is now classified as an underground indicated mineral resource and represents an increase of 118% over the previous declared underground indicated mineral resource.
Cube Consulting completed open pit reserves from the updated resource numbers, while SRK Consulting completed an update of the underground reserves based on a US$700 gold price. New reserve numbers are presented below and reflect a significant increase in underground reserves to almost 6Moz, bringing the total reserve number to 9.2Moz, a 67% increase from the previous declaration.
Together with the newly declared Massawa reserve, group attributable reserves have increased by 60% compared to end of 2008. As is customary, the group annual reserves and resource declaration will be released in March along with the annual report.
KIBALI: MINERAL RESERVES as at 31 December 2009

					Attributable
					gold**
		Tonnes	Grade	Gold	(45%)
	Category	(Mt)	(g/t)	(Moz)	(Moz)
Open pit total*	Probable	33.55	3.0	3.26	1.47

Underground total	Probable	30.25	6.1	5.93	2.67

Total reserves	Probable	63.80	4.5	9.19	4.14

*	Open pit and underground reserves are carried out at a gold price of US$700/oz.

**	Attributable gold (Moz) refers to the quantity attributable to Randgold based on Randgold’s 45% interest in the Kibali gold project.
The main changes to the mineral reserve include the conversion of indicated mineral resources beneath the KCD pit into the underground mineral reserve.
Randgold Qualified Persons
Information regarding data verification, quality assurance programmes, exploration results,exploration information and property information for the Kibali project is documented in the NI43-101 Technical Report on the Kibali gold project in the Democratic Republic of Congo Randgold Resources, dated 27 November 2009 and is currently available under Randgold’s profile on the SEDAR website at www.sedar.com. The mineral resource estimate related to the Kibali project, presented in this release was generated by Mr Rick Adams, of Cube Consulting, a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (‘NI 43-101’) and is documented in the NI43-101 Technical Report on the Kibali gold project in the Democratic Republic of Congo Randgold Resources, dated 27 November 2009. The information in this release that relates to open pit reserves was carried out by Mr Quinton de Klerk, a director of Cube Consulting Pty Ltd and a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (‘NI 43-101’) while the underground reserves were generated by Mr Paul Kerr, a senior consultant (Underground Mining) employed by SRK Consulting Pty Ltd and a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (‘NI 43-101’). Randgold considers the information to be a material change and as such a new Technical Report for the Kibali Project will be filed within 45 days after the issue of this release and will be available under Randgold’s profile on the SEDAR website at www.sedar.com.
KIBALI MINE: PROJECT SCHEDULE — construction, commissioning and production

EXPLORATION ACTIVITIES
The quarter brought to an end a busy and successful year in exploration and put the company in a very good position to continue its strategy of development through exploration successes and organic growth. The company has a quality ground holding of 14 311km2 across some of the most prospective gold belts in Africa, from the Democratic Republic of Congo in the east to Senegal in the west, and a resource triangle containing 250 well balanced targets from the regional level to reserve definition.
At Gounkoto, the prefeasibility drilling programme was completed during the quarter with 58 diamond holes for 12 878 metres and 18 RC holes for 1 300 metres drilled, taking the inter hole spacing to 50 by 50 metres, within the US$1 000 pit shell. All results have been received and show a continuation of high grade mineralisation in the southern part of the deposit, which steepens and narrows in the central area before dilating again in the north. The results also highlight an encouraging down-dip potential in the southern part of the deposit: GKDH29 49.6 metres at 13.73g/t. While boreholes to the north (GKDH145: 4.55 metres at 7.48g/t) and south (GKDH18: 18.70 metres at 9.12g/t) indicate mineralisation is open. So far a 1.3 kilometre strike has been evaluated.
GOUNKOTO: DIAMOND DRILL RESULTS RECEIVED IN Q4

				True
	From	To	Interval	width	Grade
Hole Id	(m)	(m)	(m)	(m)	(g/t)	Including
KDH018	47.30	66.00	18.70	18.61	9.12	4.6m@14.28g/t from 56.4m

	85.70	95.40	9.70	9.01	0.72

GKDH020	26.90	54.00	27.10	25.50	1.37	10.9m@2.15g/t from 37.1m

	138.70	185.90	47.20	46.94	8.68	16.8m@10.7g/t from 163.3m

GKDH023	27.00	53.40	26.40	25.72	1.84

	92.00	102.00	10.00	9.51	4.32	2.66m@12.74g/t from 96.4m

	117.80	120.80	3.00	2.99	6.85

GKDH024	35.40	44.90	9.50	8.85	1.65

	53.00	55.50	2.50	2.45	5.08

	68.20	78.90	10.70	10.77	7.21	4.8m@12.6g/t from 68.2m

	99.20	113.00	13.80	13.80	3.56	2.8m@6.23g/t from 99.2m and 1m@12g/t from 110m

	138.20	141.20	3.00	3.11	5.25

GKDH025	91.40	93.00	1.60	1.60	19.40

	130.10	146.90	16.80	14.44	0.67

	161.00	164.00	3.00	2.72	11.70

	209.00	215.00	6.00	6.09	2.00

GKDH027	47.00	73.90	26.90	26.64	0.36

	83.00	99.00	16.00	15.82	1.86	2m@8.38g/t from 97m

GKDH028	118.70	119.70	1.00	0.95	28.00

	169.00	184.00	15.00	14.78	16.11	12.2m@19.38g/t from 170.8m and 8m@25.51g/t from 174m

	260.00	262.00	2.00	2.29	0.80

GKDH029	210.90	260.50	49.60	48.26	13.73

GKDH030	63.60	80.19	16.59	16.67	0.25

GKDH031	88.00	136.00	48.00	46.67	3.28	1m@21.2g/t from 91m, 1m@5.8g/t from 109m and 12m@8.17g/t from 124m

	144.00	146.00	2.00	1.90	9.08

GKDH032	30.77	33.50	2.73	2.76	1.79

	129.10	186.90	57.80	57.75	8.65	3.6m@26.97g/t from 164.9m and 6m@43.05g/t from 175m

GKDH035	250.00	263.00	13.00	12.64	20.58

				True
	From	To	Interval	width	Grade
Hole Id	(m)	(m)	(m)	(m)	(g/t)	Including
GKDH036	65.00	77.20	12.20	11.94	0.19

GKDH039	55.75	61.20	5.45	5.50	4.54

	90.50	96.70	6.20	6.18	1.52

	110.30	115.10	4.80	4.12	0.93

GKDH040	4.50	10.00	5.50	5.28	2.93

	121.89	143.70	21.81	21.30	24.43	18.11m@28.54g/t from 121.89m

GKDH041	166.50	173.20	6.70	6.69	7.64	2.4m@16.45g/t from 167.15m

GKDH042	70.50	73.50	3.00	3.10	1.57

	94.00	100.45	6.45	6.04	0.72

	208.30	215.25	6.95	6.62	14.29

	249.00	251.00	2.00	2.08	12.80

GKDH043	126.90	157.00	30.10	27.67	2.73

	253.00	263.00	10.00	9.00	8.72	5m@14.94g/t from 255m

	311.40	317.00	5.60	4.71	1.91

GKDH044	64.30	70.90	6.60	6.23	1.12

	87.70	97.90	10.20	10.11	2.50	5m@19.79g/t from 104.8m

	104.80	109.80	5.00	4.92	19.79

GKDH045	11.50	13.50	2.00	1.95	1.46

	134.80	147.10	12.30	10.42	7.52	2.2m@36.85g/t from 134.8m

	164.00	170.00	6.00	6.08	1.69

	182.00	185.00	3.00	2.93	1.05

GKDH047	114.55	115.55	1.00	1.00	2.40

	131.72	133.70	1.98	1.98	0.88

	257.96	262.18	4.22	4.22	0.12

GKDH048	65.80	87.00	21.20	14.95	2.36	1.98m@8.74g/t from 79.35m

GKDH049A	133.00	155.46	22.46	16.93	10.83	4.32m@43.54g/t from 144m

GKDH050	207.70	210.70	3.00	2.68	5.26

GKDH057	69.00	77.05	8.05	7.06	3.14	1.75m@10.79g/t from 75.3m

GKDH058	32.90	34.00	1.10	1.00	0.50

	145.00	161.00	16.00	12.20	8.67	8m@15.53g/t from 148m

GKDH059	23.80	31.50	7.70	6.41	19.88

	194.80	202.00	7.20	7.12	3.58

GKDH060	56.50	68.00	11.50	11.08	1.19

	255.20	256.20	1.00	0.90	0.20

GKDH063	52.40	55.70	3.30	2.77	0.14

GKDH064	105.85	107.00	1.15	0.83	0.36

GKDH065	73.00	82.70	9.70	8.38	4.74	3.8m@9.99g/t from 77.7m

	164.30	166.00	1.70	1.54	0.52

GKDH069	109.15	111.00	1.85	1.42	24.00

GKDH071	74.80	111.90	37.10	36.07	0.99

	292.40	296.30	3.90	3.18	0.16

GKDH073	78.75	82.45	3.70	2.66	0.26

GKDH074	16.50	32.00	15.50	11.73	0.24

	137.40	142.40	5.00	4.40	12.59	3m@17.8g/t from 137.4m

GKDH079	109.40	111.00	1.60	1.30	0.53

GKDH080	181.00	190.60	9.60	6.67	0.37

GKDH086	213.00	228.00	15.00	14.74	2.09

GKDH090	48.00	56.00	8.00	5.52	5.95	6m@7.18g/t from 48m

GKDH091	116.00	129.00	13.00	8.75	7.36	3m@16.3g/t from 116m

GKDH096	21.10	25.00	3.90	2.67	2.93

	95.00	100.40	5.40	3.35	3.86

GKDH097	100.70	105.20	4.50	2.82	3.08

	190.25	195.20	4.95	2.73	20.15

GKDH103	180.00	183.00	3.00	1.51	1.50

	194.00	203.70	9.70	6.45	3.19

	251.00	254.00	3.00	2.46	1.28

GKDH105	253.00	255.60	2.60	2.59	2.34

	269.60	308.00	38.40	33.22	5.67

				True
	From	To	Interval	width	Grade
Hole Id	(m)	(m)	(m)	(m)	(g/t)	Including
	319.45	335.20	15.75	14.42	6.75

GKDH107	74.80	77.70	2.90	2.34	2.03

	100.50	121.50	21.00	14.42	2.34	1m@12g/t from 100.5m

	143.30	145.65	2.35	1.71	0.81

GKDH108	170.80	183.45	12.65	9.42	1.33

GKDH113	98.90	126.65	27.75	18.65	1.47

GKDH114	177.50	179.50	2.00	1.74	9.75	2m@9.75g/t from 177.5m

GKDH120	243.20	255.10	11.90	10.96	1.01

GKDH123	64.10	74.95	10.85	10.00	5.52	2.9m@9.35g/t from 64.1m and 0.95m@30.5g/t from 74m

GKDH124	110.30	114.30	4.00	3.44	3.76

GKDH130	50.60	54.20	3.60	3.30	3.49

GKDH131	90.10	97.00	6.90	6.14	11.17

	110.30	112.00	1.70	1.27	2.96

GKDH145	76.90	84.27	7.37	5.40	4.80	2.45m@12.59g/t from 79m

GKDH152	95.00	119.00	24.00	14.84	3.05	1m@16.3g/t from 105m

GKRC014	18.00	24.00	6.00	5.97	13.33

	55.00	58.00	3.00	2.56	2.14

GKRC015	45.00	47.00	2.00	1.93	2.68

GKRC016	9.00	18.00	9.00	7.74	0.81

	57.00	73.00	16.00	12.81	6.48	4m@15.68g/t from 68m and 1m@22.5g/t from 65m

GKRC024	28.00	42.00	14.00	13.70	1.69	1m@5.5g/t from 31m and 1m@6.86g/t from 38m

GKRC028	8.00	21.00	13.00	10.09	8.11	4m@20.81g/t from 9m

GKRC030	9.00	15.00	6.00	4.60	9.01

GKRC031	10.00	13.00	3.00	2.04	0.71

GKRC033	8.00	22.00	14.00	7.89	4.84	5m@9.97g/t from 13m

GKRC041	15.00	25.00	10.00	7.08	1.65

	35.00	39.00	4.00	2.93	4.69	1m@10.2g/t from 36m

GKRC044	27.00	51.00	24.00	20.67	2.78	2m@20.11g/t from 28m and 1m@6.04g/t from 45m

GKRC046	6.00	9.00	3.00	2.73	9.58

	24.00	33.00	9.00	7.33	2.08

	40.00	45.00	5.00	4.36	2.69

GKRC047	12.00	16.00	4.00	3.50	4.08	2m@7.49g/t from 13m

	23.00	26.00	3.00	2.44	1.78

GKRC048	68.00	79.00	11.00	10.03	0.67

	98.00	103.00	5.00	4.35	1.26

	115.00	117.00	2.00	1.78	2.32

Additional exploration in the Gounkoto area will include further assessment and testing of the nearby targets, including P64, Toronto, Bandankoto and Faraba (inferred resources defined: 567 000 at 2.6g/t). Faraba is at a more advanced stage of exploration than the other targets and work here will be primarily focused on re-assessing its economic feasibility in light of Gounkoto. Work at P64, Toronto and Bandankoto will seek to develop these satellite targets further.
At Loulo 3, infill and extension RC drilling was carried out with the completion of 43 holes for 3 103 metres and additional ounces continued to be added to this satellite deposit. Mineralisation has been extended a further 650 metres north of the pit limit into and beyond the old exploration camp.

LOULO 3: NORTH EXTENSION DRILLING RESULTS RECEIVED DURING Q4

				True	Average
	From	To	Interval	width	grade
Hole Id	(m)	(m)	(m)	(m)	(g/t)	Including
L3RC196	41.00	51.00	10.00	9.55	3.69	2m@14.00g/t from 45m

L3RC198	82.00	86.00	4.00	3.91	2.41

L3RC199	50.00	63.00	13.00	12.54	4.40	6m@8.54g/t from 54m

L3RC200	23.00	36.00	13.00	12.55	2.45	1m@17.10g/t from 30m

L3RC201	20.00	29.00	9.00	8.69	18.67	4m@37.55g/t from 20m

L3RC291	29.00	43.00	14.00	12.60	5.92	6m@11.47g/t from 35m

L3RC297	25.00	32.00	7.00	6.30	6.07

L3RC301	38.00	69.00	31.00	27.90	6.95	12m@11.70g/t and 2m@24.39g/t

L3RC311	17.00	28.00	11.00	9.90	3.49	2m@13.43g/t from 19m

The exploration team has been providing the mine with critical ounces from satellite deposits, which have enabled the mine to meet its budget due to the slower than anticipated underground build up. A range of targets at various stages of development exists around the Loulo plant and exploration will focus on those with the highest potential to deliver surface ounces. Following the completion of the current work at Loulo 3, these include: Loulo 1, PQ10, Bolibanta, Baboto and Yalea Structure/L3-P125 Gap.
On the Bambadji joint venture in Senegal, the team has focused on further mapping and sampling on the priority areas of interest to generate targets for drill testing during this season. The most promising of these are: Kolya and Kabe West, Kabetea-Goldfinger, and Baquata targets. The existing data across the permit (including the results from drilling completed during 2009) were re-interpreted which has led to a new and updated geological map and model across the permit.
The discovery of Gounkoto and the continued success at Loulo 3 demonstrate the potential to add ounces from areas not only surrounding the mine but also in the Loulo district. Loulo has historically shown the ability to increase the mineral resource base year on year and replace the ounces mined. The company’s efforts have not only been to increase mineral reserves and resources at Loulo but to use it as a centre for regional exploration programmes. Objectives for 2010 at Loulo include the completion of a feasibility study at Gounkoto, the definition of additional mineral resources from satellite deposits and the development of targets in the Bambadji joint venture.
At Massawa in May, Randgold announced an initial inferred resource of 3.39Moz at 2.87g/t and the results of a scoping study which passed all the company’s hurdle rates. The project has since progressed to prefeasibility study stage. In the fourth quarter, 56 diamond holes for 13 995 metres were completed. In the Central Zone the results highlighted an altered envelope within which locates two to three discrete shears, 1 to 20 metres wide, containing coarse visible gold and bonanza style grades. Eleven priority holes were drilled at 25 metre spacing, both on section and between sections to verify the continuity. All holes intersected these shears and the grades confirmed the nugget nature of the coarse gold distribution. One hole returned exceptionally high grade: MWDDH398 -32.20 metres at 51.60g/t including 5.80 metres at 278.20g/t and 1 metre at 1 568g/t. The shears have been modelled separately and have formed the basis on which the new resources model has been calculated. In North 2, a high grade south plunging shoot has been delineated with an average grade of plus 7g/t within a broader envelope grading 4.33g/t. The up-plunge continuation has been drilled in Lion Extension confirming an additional 255 metres of strike.
MASSAWA: DIAMOND DRILL RESULTS RECEIVED IN Q4

				True	Average
	From	To	Interval	width	grade
Hole Id	(m)	(m)	(m)	(m)	(g/t)	Including
Central Zone

MWDDH278	209.30	228.67	19.37	15.88	1.17

	243.84	244.95	1.11	0.91	3.13

MWDDH279	303.80	306.65	2.85	2.34	2.41

	319.00	322.00	3.00	2.46	2.60

	164.00	166.85	2.85	2.34	1.54

	211.60	218.05	6.45	5.29	6.53	2.45m@15.89g/t

MWDDH308	253.80	261.80	8.00	6.56	9.19	4.00m@15.72g/t

	295.80	301.40	5.60	4.59	1.62

MWDDH314	247.52	259.35	11.83	9.70	5.66

	288.30	296.25	7.85	6.44	1.41

	354.40	356.80	2.40	1.97	2.50

				True	Average
	From	To	Interval	width	grade
Hole Id	(m)	(m)	(m)	(m)	(g/t)	Including
MWDDH349	135.10	138.10	3.00	2.46	2.17
	162.40	169.90	7.50	6.15	6.72	4.70m@9.53g/t

MWDDH353	59.35	66.95	7.60	6.23	4.75	3.40m@8.15g/t

	105.75	114.10	8.35	6.85	2.02

	76.00	80.00	4.00	3.28	1.21

MWDDH354	201.30	210.80	9.50	7.79	1.80

MWDDH356	88.00	92.20	4.20	3.44	1.11

	163.00	177.20	14.20	11.64	2.62

MWDDH375	54.00	64.00	10.00	8.20	1.95

	2.50	6.50	4.00	3.28	2.33

	102.27	103.87	1.60	1.31	21.20

MWDDH376	85.55	109.30	23.75	19.48	6.73	6.80m@18.7g/t

	196.25	205.40	9.15	7.50	0.97

	119.45	135.90	16.45	13.49	1.68

	141.80	147.20	5.40	4.43	6.57

	150.65	157.45	6.80	5.58	1.89

MWDDH397	7.40	13.10	5.70	4.67	2.80

	168.90	173.50	4.60	3.77	1.26

	71.50	98.00	26.50	21.73	2.50	10.50m@4.77g/t

MWDDH398	83.80	116.00	32.20	26.40	51.60	5.80m@278.2g/t (1m@1568g/t	)

	25.20	30.80	5.60	4.59	0.93

MWDDH407	115.90	127.15	11.25	9.23	1.10

	228.50	236.90	8.40	6.89	1.36

	98.80	103.80	5.00	4.10	1.59

	165.90	188.80	22.90	18.78	3.01	5.00m@9.18g/t

MWDDH419	80.20	110.20	30.00	24.60	2.20

	45.60	75.50	29.90	24.52	2.37

MWDDH420	186.80	203.40	16.60	13.61	0.92

	114.02	136.00	21.98	18.02	1.66	8.25m@3.24g/t

	141.80	146.00	4.20	3.44	1.19

	87.80	95.35	7.55	6.19	24.75

	151.60	152.50	0.90	0.74	78.70

	101.70	108.45	6.75	5.54	1.34

MWDDH429	169.00	193.00	24.00	19.68	3.20	5.15m@8.85g/t

	158.30	163.00	4.70	3.85	2.39

	107.00	109.45	2.45	2.01	1.65

	95.60	101.65	6.05	4.96	0.98

	43.20	49.20	6.00	4.92	3.80

North 1

MWDDH258	385.84	393.85	8.01	6.57	0.76

	405.00	408.85	3.85	3.16	0.92

	351.40	361.80	10.40	8.53	5.22

MWDDH259	290.70	308.65	17.95	14.72	2.21

	315.50	326.00	10.50	8.61	2.80

	239.10	245.50	6.40	5.25	1.50

MWDDH289	144.30	156.50	12.20	10.00	1.00

	196.30	198.30	2.00	1.64	1.76

MWDDH294	228.00	237.74	9.74	7.99	1.26

MWDDH296	191.42	192.25	0.83	0.68	1.01

North 2

MWDDH230	94.60	103.80	9.20	7.54	15.90	5.70m@25.00g/t

MWDDH237	401.50	402.50	1.00	0.82	3.65

	330.00	338.60	8.60	7.05	4.24

MWDDH239	87.65	93.50	5.85	4.80	11.80	4.85m@14.06g/t

MWDDH240	343.60	346.00	2.40	1.97	3.29

	298.20	299.00	0.80	0.66	26.20

	309.15	317.45	8.30	6.81	2.22

MWDDH241	186.50	207.00	20.50	16.81	3.66

MWDDH243	271.45	280.05	8.60	7.05	5.03

				True	Average
	From	To	Interval	width	grade
Hole Id	(m)	(m)	(m)	(m)	(g/t)	Including
MWDDH244	345.00	359.00	14.00	11.48	5.62

	383.00	406.00	23.00	18.86	1.06

	434.40	442.00	7.60	6.23	1.03

MWDDH245	89.50	101.00	11.50	9.43	2.67

	192.20	193.85	1.65	1.35	8.78

MWDDH252	121.06	126.50	5.44	4.46	13.50

MWDDH253	391.90	393.75	1.85	1.52	4.89

MWDDH254	329.35	333.00	3.65	2.99	11.57

MWDDH255	367.00	379.00	12.00	9.84	0.63

	303.00	306.10	3.10	2.54	2.14

MWDDH257	266.67	280.10	13.43	11.01	6.34	3.02m@24.00g/t

	294.60	301.70	7.10	5.82	1.23

MWDDH260	362.00	366.00	4.00	3.28	4.71

	372.80	382.85	10.05	8.24	1.56

	360.00	362.00	2.00	1.64	8.05

MWDDH277	226.95	233.00	6.05	4.96	5.38

	213.90	225.80	11.90	9.76	1.56

MWDDH280	237.60	246.06	8.46	6.94	2.52

	230.00	231.84	1.84	1.51	4.55

MWDDH328	278.75	280.80	2.05	1.68	18.40

	307.83	310.60	2.77	2.27	2.12

MWDDH329	222.20	223.81	1.61	1.32	5.92

MWDDH330	107.65	120.10	12.45	10.21	3.89	1.6m@8.9g/t

	84.60	86.60	2.00	1.64	10.86

MWDDH332	205.10	209.20	4.10	3.36	9.84

	180.70	188.60	7.90	6.48	10.19

MWDDH333	119.60	126.50	6.90	5.66	16.65

MWDDH338	134.80	136.40	1.60	1.31	7.80

	173.55	180.60	7.05	5.78	3.10

	162.60	167.40	4.80	3.94	7.45

Lion Extension

MWDDH228	54.50	80.00	25.50	20.91	2.98

	54.50	58.40	3.90	3.20	2.86

MWDDH234	58.00	70.00	12.00	9.84	13.14

	43.00	54.40	11.40	9.35	0.74

MWDDH236	93.00	98.60	5.60	4.59	4.98	2.8m@9.8g/t

MWDDH327	56.50	73.80	17.30	14.19	7.27	10.5m@9.46g/t

MWDDH334	61.45	70.00	8.55	7.01	16.89

	50.20	53.45	3.25	2.67	13.02

MWDDH335	60.00	76.90	16.90	13.86	8.98	9.9m@14.62g/t

MWDDH336	49.20	66.00	16.80	13.78	1.32

	69.20	76.15	6.95	5.70	5.42

MWDDH337	124.85	128.95	4.10	3.36	3.16

	113.90	116.60	2.70	2.21	10.10

	100.00	107.05	7.05	5.78	6.90	3m@15.83g/t

In 2010, the principal objective at Massawa will be the completion of the feasibility study together with the evaluation of extensions to the deposit both down dip, along strike to the north in Lion Extension and to the south where only wide spaced (400 to 600 metres) drilling has been completed over 3.8 kilometres. There are a number of potential satellite deposits within a 15 kilometre radius, including: Delaya, Sofia, Bambaraya and the Bakan Corridor, all of which will be further drill tested in 2010.
In Côte d’Ivoire, with construction well underway and the arrival of the first mill at Tongon, exploration’s principal objective for 2010 is the discovery of additional ounces. Following the completion of a generative study, including a prospectivity analysis, soil geochemistry has identified gold in soil anomalies over four new targets and the first trench at Seydou intersected significant mineralisation: 19 metres at 5.32g/t from sheared and silicified volcaniclastics. In addition, at Tongon West, results are defining a small low grade resource. Preparations are currently underway to fly an airborne electromagnetic survey, not only over the Nielle permit which hosts the Tongon deposit, but also the adjacent Diouala and Fapoha permits on the Senoufo Greenstone Belt.
In Burkina Faso, the sale of Kiaka to Volta Resources was completed and the team is now working on the identification of new opportunities. A first pass review has been completed over the Southwest corner of the country and includes the Greenstone Belts of Loumana, Banfora, Hounde and Boromo. A more detailed generative study is being applied, with the integration of our West African models to the geology, to identify areas of interest in order to highlight permit applications and/or joint venture opportunities.
In the Democratic Republic of Congo following the acquisition of Moto Goldmines at the beginning of the quarter, Randgold moved quickly to establish a geological team onsite at Kibali. The primary objective was to complete a detailed geological analysis of the KCD deposit, to ultimately understand the geology, structure, alteration and mineralisation and the construction of a geological model, as well as to look at the possibility of a lateral link between KCD and the Gorumbwa deposits.
Work focused on:
•	resource drilling (44 holes completed, 8 484.3 metres);

•	core review of selective KCD holes (60 holes) and geological modelling;

•	surface mapping of the KCD — Gorumbwa area;

•	the completion of two strategic holes (1 556.7 metres) in the KCD — Gorumbwa gap. In DDD456 a 45 metre wide deformed and Si-pyrite altered zone was intersected from 515 to 560 metres, three anomalous intersections, with the best 8.05 metres at 3.43g/t (536.75 to 544.8 metres) which may correlate with Sessenge 150 metres to the southeast. Results for DDD457 are pending;

•	ongoing soil geochemistry over block 1 west of KCD, 4 new gold anomalies identified;

•	sampling of the old Durba mill (251 samples);

•	first pass interpretation of the airborne magnetic data; and

•	reconnaissance pitting (10) on the ATF concession.
The best intersections (down hole lengths) received during the quarter include:
•	DDD353 — 30 metres at 4.21g/t from 121 to 151 metres;

•	DDD366 — 38 metres at 3.41 from 95 to 133 metres, 36 metres at 4.59g/t from 531 to 567 metres;

•	DDD413 — 24 metres at 5.03g/t from 179 to 203 metres;

•	DDD416 — 16 metres at 6.75g/t from 56 to 72 metres;

•	DDD418 — 10 metres at 11.85g/t from 28 to 38 metres;

•	DDD421 — 18 metres at 7.28g/t from 2 to 20 metres;

•	DDD422 — 27 metres at 5.56g/t from 279 to 306 metres;

•	DDD423 — 30 metres at 12.22g/t from 143 to 173 metres;

•	DDD424 — 36 metres at 7.5g/t from 60 to 96 metres; and

•	DDD425 — 28 metres at 12.99g/t from 93 to 121 metres.
Objectives in 2010 at Kibali will include: continued resource conversion work not only on the KCD deposit but also satellite deposits; the identification of new near mine resources; and generative work on the wider lease area through the completion of soil sampling and the flying of an airborne electro-magnetic survey.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	quarter	quarter	quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
US$000	2009	2009	2008	2009	2008

REVENUES
Gold sales on spot	151 055	113 282	86 329	476 553	374 110
Loss on hedging contracts	(12 425)	(9 962)	(8 272)	(43 773)	(35 538)

Total revenues	138 630	103 320	78 057	432 780	338 572

Other income	5 303	958	810	8 975	4 194

Total income	143 933	104 278	78 867	441 755	342 766

COSTS AND EXPENSES
Mine production costs	57 021	53 311	45 478	196 318	186 377

Movement in production inventory and ore stockpiles	607	3 534	(5 096)	5 741	(21 865)

	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	quarter	quarter	quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
US$000	2009	2009	2008	2009	2008

Depreciation and amortisation	7 722	7 469	4 245	28 502	21 333

Other mining and processing costs	5 730	4 708	3 847	19 073	13 675

Mining and processing costs	71 080	69 022	48 474	249 634	199 520

Transport and refining costs	432	384	396	1 594	2 053

Royalties	8 154	6 085	4 626	25 410	19 730

Exploration and corporate expenditure	14 232	13 056	10 350	51 111	45 163

Other expenses	242	—	363	242	363

Total costs	94 140	88 547	64 209	327 991	266 829

Finance income	539	3 313	2 548	3 444	9 335

Finance costs	(1 210)	(543)	(352)	(1 915)	(3 338)

Provision for financial assets	(3 670)	(935)	(1 510)	(9 580)	(10 350)

Finance income/(costs) - net	(4 341)	1 835	686	(8 051)	(4 353)

Profit before income tax	45 452	17 566	15 344	105 713	71 584

Income tax expense	(6 773)	(3 998)	(6 029)	(21 450)	(24 564)

Profit for the period	38 679	13 568	9 315	84 263	47 020

Other comprehensive income

Cash flow hedges	6 273	5 676	12 625	26 730	32 851

Currency translation differences	1 047	—	—	1 047	—

Gain on available-for-sale financial assets	8 970	—	—	8 970	—

Total comprehensive income	54 969	19 244	21 940	121 010	79 871

Profit attributable to:
Owners of the parent	32 080	11 322	9 124	69 400	41 569
Non-controlling interests	6 599	2 246	191	14 863	5 451

	38 679	13 568	9 315	84 263	47 020

Total comprehensive income attributable to:
Owners of the parent	48 709	16 998	21 749	106 486	74 420
Non-controlling interests	6 260	2 246	191	14 524	5 451

	54 969	19 244	21 940	121 010	79 871

Basic earnings per share (US$)	0.36	0.14	0.12	0.86	0.54
Diluted earnings per share (US$)	0.35	0.14	0.12	0.84	0.54
Average shares in issue (000)	89 918	80 821	76 470	81 023	76 300

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Unaudited	Audited
	at 31 Dec	at 31 Dec
US$000	2009	2008

Assets
Non-current assets
Property, plant and equipment	507 219	336 138

Cost	634 580	434 997
Accumulated depreciation and amortisations	(127 361)	(98 859)

Deferred tax	290	1 559
Long term ore stockpiles	34 178	48 831
Receivables	5 292	9 403
Mineral properties	405 779	—
Available-for-sale financial assets	29 020	38 600

Total non-current assets	981 778	434 531

Current assets
Inventories and ore stockpiles	109 113	81 781
Receivables	121 786	47 499
Cash and cash equivalents	589 681	257 631
Available-for-sale financial assets	17 810	—

Total current assets	838 390	386 911

Total assets	1 820 168	821 442
Equity attributable to owners of the parent	1 646 485	674 396
Non-controlling interests	36 775	13 745

Total equity	1 683 260	688 141

Non-current liabilities
Long term borrowings	234	1 284
Loans from minority shareholders in subsidiaries	2 945	3 032
Deferred tax	4 762	3 016
Financial liabilities — forward gold sales	—	15 749
Provision for rehabilitation	16 916	14 054
Total non-current liabilities	24 857	37 135
Current liabilities
Financial liabilities — forward gold sales	25 312	37 388
Trade and other payables	82 080	48 110
Current tax payable	3 609	9 190
Current portion of long term borrowings	1 050	1 478

Total current liabilities	112 051	96 166

Total equity and liabilities	1 820 168	821 442

‘These results are presented as the fourth quarter report and a preliminary announcement of the annual results for the year ended 31 December 2009. They have been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS). The same accounting policies, estimates, presentation and methods of computation are followed in the quarterly report and preliminary announcement as applied by the group in its audited consolidated financial statements for the year ended 31 December 2008, with the exception of the adoption of the amendments to IAS 1 (Revised) Presentation of Financial Statements, and which will form the basis of the 2009 annual report.
This announcement has been prepared in accordance with the guidance set out in the Listing Rules of the London Stock Exchange for preliminary announcements and is also in compliance with IAS 34 - Interim Financial Reporting.’
Property, plant and equipment for the year ended 31 December 2009 increased by US$199.6 million. This was mainly due to capital expenditure of US$74 million incurred on the underground developments and purchase of equipment at Yalea and Gara as well as the crusher plant upgrade, stockpile reclaim facility, overland conveyer expenditure, power plant expansion and the oxygen plant expansion at Loulo. Capital expenditure at Tongon included costs related to earthworks, site establishment, infrastructure, design and engineering, as well as progress payments on the mills, crushers and fleet amounting to US$120 million. It also includes our share (US$2 million) of the assets owned through a joint venture asset leasing company with DTP Terrassement. The company owns the mining equipment which it leases to Randgold operations. Property, plant and equipment also includes US$0.5 million related to the Moto group that was acquired in October 2009. Refer to the acquisitions table for details of the net assets acquired.

The decrease in the deferred tax asset, as well as the decrease in long term ore stockpiles is due to the decrease in stockpiles at Morila following the transitioning at Morila from open pit mining to stockpile processing.
The decrease in non-current receivables from December 2008 to December 2009 is the result of the continued decrease in TVA and fuel duty balances at Morila.
Mineral properties arose as a result of the acquisition of the 50% of Moto group in October 2009 and the additional acquisition of an effective 10% of the issued share capital in Kibali Goldmines SPRL.
Non-current available-for-sale financial assets consist of auction rate securities (“ARS”) with a par value of US$49 million. The carrying value of these investments is US$29 million, following an additional provision of US$9.6 million which was made during the year ended 31 December 2009, as well as provisions made against these ARS during the latter part of 2008. The provisions have been made as a result of the deterioration of the underlying credit ratings of the collateral of certain of the ARS. Management estimates the fair value of these investments at each reporting period using a mark to model valuation method.
Current available-for-sale financial assets represent an investment in 20 million Volta Resources Inc shares valued at US$16 million and our 50% share of 7.9 million shares in Kilo Goldmines Ltd valued at US$1.8 million. The shares in Volta Resources were acquired as part of the consideration received for the sale of the Kiaka project in Burkina Faso to Volta Resources while the shares in Kilo Goldmines were acquired as part of the Moto acquisition.
The increase in current inventories and ore stockpiles is due to an increase in supplies and insurance spares at Loulo, due to increased demand for mining strategic stocks, reagents and grinding media resulting from the development of the underground mines, as well as an increase in stockpiles at Loulo during the year in line with the mine plan.
The increase in short term receivables is due to an increase in TVA balances at Loulo following the end of the exoneration period on 8 November 2008 (US$36.8 million increase), as well as advances made to contractors at Loulo. The gold receivable at Loulo at 31 December 2009 also increased by US$8.5 million from the previous year, due to timing of the receipt of funds from the sale of gold. The increase in receivables also include an amount owed by AngloGold Ashanti Limited of US$5 million at year end following the Moto acquisition in October 2009 and subsequent additional 20% Kibali acquisition in December. US$3.7 million of deferred cash consideration in respect of the sale of the Kiaka project is also included in receivables.
The increase in cash and cash equivalents is the result of the successful equity raising in August 2009 where 5.75 million shares were issued to shareholders, raising US$329.7 million after underwriting commission and expenses. The acquisition of the Moto group in October 2009 lead to a net cash increase of US$171 million (see table below for details of the acquisition). The acquisition of a further 10% of the issued share capital in Kibali partially offset these with a net cash outflow of US$57 million. The group also produced strong cashflows from operations (US$56.9 million) which were offset by significant investments in property, plant and equipment, mostly related to the development of the Loulo underground and Tongon mines.
The financial instruments liability decreased from US$53.1 million at 31 December 2008 to US$25.3 million at the end of December 2009, calculated at the gold price as at 31 December 2009 of US$1 096/oz (31 December 2008: US$865/oz), due to the company delivering 84 996 ounces into its hedge positions during the year ended 31 December 2009.
The increase in accounts payable and accrued liabilities is mainly as a result of the timing of payments of creditors and closer management of trade creditors at Loulo and Morila (US$15 million increase year on year). The increase is further due to an US$8 million accrual as a result of the acquisition of an additional 5% interest in the Tongon gold project in Côte d’Ivoire. Accounts payable also include an amount of US$5 million relating to our share of the new joint venture asset leasing company’s payables as at 31 December 2009.
The current tax payable balance at 31 December 2009 is lower than the balance at 31 December 2008 as a result of the lower profits from mining at Morila during the current year, following the transitioning of the mine to a stockpile treatment operation as detailed earlier in this report.
ACQUISITION OF JOINT VENTURE INTEREST IN MOTO GOLDMINES LIMITED (“Moto”)

On 15 October 2009 the acquisition of 100% of Moto, as announced on 5 August 2009, was completed. Randgold and AngloGold Ashanti, through their indirect jointly owned subsidiary, now control Moto, having acquired all 111 085 009 outstanding Moto common shares.
The acquisition had the following effect on the group’s assets and liabilities:
MOTO ACQUISITION

	Book	Fair value	Fair
US$000	values	adjustments	values

Fair value of Moto net assets acquired at acquisition date:
Cash and cash equivalents	9 440		9 440
Property, plant and equipment	1 024		1 024
Mineral properties	226 170	8 707	234 877
Trade and other receivables	3 851		3 851
Available-for-sale financial assets	3 150		3 150
Inventory	11		11
Trade and other payables	(3 911)	(8 707)	(12 618)
Non-controlling interest	(46 060)		(46 060)

	193 675	—	193 675

Randgold on acquisition share of net assets acquired (50%)			96 838

Fair value of the net consideration paid by Randgold			327 824

Less Randgold share of fair value of Moto assets and liabilities acquired			96 838

Excess of fair value of consideration paid over fair value of net assets acquired			230 986

The fair value adjustments arise in respect of under-provided taxation liabilities and payments due to the DRC Government.
The excess of fair value of consideration paid over the fair value of the net assets acquired is wholly attributed to mineral properties as it represents the gold resources of the Kibali gold project; Moto owns a 70% interest in the Kibali project and therefore following the acquisition of the joint venture interest in Moto, Randgold had an indirect 35% interest in Kibali Goldmines SPRL which holds the licence in respect of the Kibali gold project.
We therefore proportionally consolidated our 50% share in Moto from 15 October 2009 and recognised a 15% non-controlling interest in Kibali Goldmines SPRL.
The fair value of the consideration paid by Randgold comprises:

US$000

Fair value of 6 628 769 shares issued at the market price of US$72.92	483 370
Cash consideration paid to Moto shareholders	76 864
Net cash consideration paid to Moto warrant and option holders	705
Fair value of 50% of the share options issued to Moto option holders	10 094
Less cash consideration paid by AngloGold	(76 864)
Less cash paid by AngloGold to Randgold	(171 233)
Transaction costs	4 888

Total consideration paid by Randgold	327 824

ACQUISITION OF FURTHER INTEREST IN THE KIBALI PROJECT
On 22 December 2009 Randgold, in conjunction with its joint venture partner AngloGold Ashanti, completed the acquisition of 20% of Kibali Goldmines SPRL, through their indirect jointly owned subsidiary Kibali (Jersey) Limited. The cash consideration paid was US$113.6 million and therefore each company paid US$56.8 million for their respective 10% shareholding. Randgold also incurred US$1.2 million of transaction costs and therefore the total consideration for Randgold’s 10% interest was US$58 million.
The fair value of the net assets acquired was US$14.5 million. The excess of the fair value of the consideration paid over the fair value of the net assets acquired of US$43.5 million has been wholly attributed to mineral properties as it represent the increase in Randgold’s interest in the gold resources of the Kibali Gold Project.
As a result of this further acquisition Randgold has a 45% interest in Kibali Goldmines SPRL; 35% is held indirectly through its joint venture interest in Moto Goldmines Limited and 10% indirectly through its joint venture interest in Kibali (Jersey) Limited. As a result we reduced the non-controlling interest recognised in respect of Kibali Goldmines SPRL from 15% to 5% from 22 December 2009.
CONSOLIDATED CASHFLOW STATEMENT

	Unaudited	Audited
	12 months	12 months
	ended	ended
US$000	31 Dec 2009	31 Dec 2008

Profit after tax	84 263	47 020
Income tax expense	21 450	24 564

Profit before income tax	105 713	71 584
Adjustment for non-cash items	36 386	38 960
Effects of changes in operating working capital items	(60 728)	(48 001)
Receivables	(73 683)	8 629
Inventories and ore stockpiles	(12 673)	(30 012)
Trade and other payables	25 628	(26 618)
Income tax paid	(17 624)	(5 042)

Net cash generated from operating activities	63 747	57 501

Additions to property, plant and equipment	(196 701)	(85 038)

Acquisition of Moto	171 132	—

Acquisition of 10% of issued shares in Kibali	(56 915)	—

Net cash used by investing activities	(82 484)	(85 038)

Proceeds from issue of ordinary shares	362 320	3 860
Decrease in long term loans	(1 566)	(3 721)
Dividends paid to company’s shareholders	(9 967)	(9 154)

Net cash generated from/(used by) financing activities	350 787	(9 015)

Net increase/(decrease) in cash and cash equivalents	332 050	(36 552)
Cash and cash equivalents at beginning of period	257 631	294 183

Cash and cash equivalents at end of period	589 681	257 631

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Total
equity
attributable
	Number					to	Non-
	of	Share	Share	Other	Retained	owners	controlling	Total
	ordinary	capital	premium	reserves*	earnings	of	interests	equity
	shares	US$000	US$000	US$000	US$000	parent	US$000	US$000

Balance — 31 Dec 2007	76 140 330	3 809	450 814	(69 391)	213 567	598 799	8 294	607 093

Movement on cash flow hedges — Transfer to statement of comprehensive income	—	—	—	35 901	—	35 901	—	35 901
Fair value movement on financial instruments	—	—	—	(3 050)	—	(3 050)	—	(3 050)
Other comprehensive income	—	—	—	32 851	—	32 851	—	32 851

Total
equity
attributable
	Number					to	Non-
	of	Share	Share	Other	Retained	owners	controlling	Total
	ordinary	capital	premium	reserves*	earnings	of	interests	equity
	shares	US$000	US$000	US$000	US$000	parent	US$000	US$000

Net profit for the period	—	—	—	—	41 569	41 569	5 451	47 020

Total comprehensive income	—	—	—	32 851	41 569	74 420	5 451	79 871

Share-based payments	—	—	—	6 471	—	6 471	—	6 471

Share options exercised	353 400	18	3 842	—	—	3 860	—	3 860

Exercise of options previously expensed under IFRS 2	—	—	1 158	(1 158)	—	—	—	—

Shares vested#	6 594	—	160	(160)	—	—	—	—

Dividend relating to 2007	—	—	—	—	(9 154)	(9 154)	—	(9 154)

Balance – 31 Dec 2008 (audited)	76 500 324	3 827	455 974	(31 387)	245 982	674 396	13 745	688 141

Movement on cash flow hedges – Transfer to statement of comprehensive income	—	—	—	44 339	—	44 339	—	44 339
Fair value movement on financial instruments	—	—	—	(17 609)	—	(17 609)	—	(17 609)

Other comprehensive income				26 730	—	26 730	—	26 730

Net profit for the period	—	—	—	—	69 400	69 400	14 863	84 263

Currency translation differences	—	—	—	1 386	—	1 386	(339)	1 047

Available-for-sale financial assets	—	—	—	8 970	—	8 970	—	8 970

Total comprehensive income	—	—	—	37 086	69 400	106 486	14 524	121 010

Share-based payments	—	—	—	9 564	—	9 564	—	9 564

Share options exercised	1 214 248	61	32 516	—	—	32 577	—	32 577

Exercise of options previously expensed under IFRS 2+	—	—	16 526	(16 526)	—	—	—	—

Shares vested#	7 454	—	261	(261)	—	—	—	—

Dividend relating to 2008	—	—	—	—	(9 967)	(9 967)	—	(9 967)

Capital raising	5 750 000	287	341 844	—	—	342 131	—	342 131

Costs associated with capital raising	—	—	(12 388)	—	—	(12 388)	—	(12 388)

Moto acquisition	6 628 769	331	483 038	20 317	—	503 686	23 030	526 716

Acquisition of 10% of issued shares of Kibali	—	—	—	—	—	—	(14 524)	(14 524)

Balance – 31 Dec 2009 (unaudited)	90 100 795	4 506	1 317 771	18 793	305 415	1 646 485	36 775	1 683 260

#	Restricted shares were issued to directors as remuneration. The transfer between “other reserves” and “share premium” in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

+	Movement in recognition of options exercised include the exercise of options issued as part of the acquisition of Moto.

*	Other reserves include the cumulative charge recognised under IFRS2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges, as well as the foreign currency translation reserve and the movements in current available-for-sale financial assets
NON-GAAP MEASURES
Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.
These measures are explained further below:
Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Under the company’s accounting policies, there are no transfers to and from deferred stripping.
Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash costs per ounce are useful indicators to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.
Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for the periods presented.
Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.
Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.
The table on the following page reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the income statement, determined in accordance with IFRS, for each of the periods set out therein:

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
NON-GAAP	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
US$000	2009	2009	2008	2009	2008

Gold sales on spot	151 055	113 282	87 825	476 553	375 606
Profit/(loss) on hedging contracts	(12 425)	(9 962)	(9 768)	(43 773)	(37 034)
Elimination of intercompany sales	523	152	—	1 414	—

Gold sales	139 153	103 472	78 057	434 194	338 572

Mine production costs	57 021	53 311	45 478	196 318	186 377

Movement in production inventory and ore stockpiles	607	3 534	(5 096)	5 741	(21 865)

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
NON-GAAP	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
US$000	2009	2009	2008	2009	2008

Transport and refinery costs	432	384	396	1 594	2 053
Royalties	8 154	6 085	4 626	25 410	19 730
Other mining and processing costs	5 730	4 708	3 847	19 073	13 675
Elimination of intercompany sales	155	143	—	1 047	—

Total cash costs	72 099	68 165	49 251	249 183	199 970

Profit from mining activity	67 054	35 307	28 806	185 011	138 602

FORWARD COMMODITY CONTRACTS
The group’s hedging position at 31 December 2009 is summarised below:

	Forward sales	Forward sales
HEDGING POSITION	ounces	average US$/oz
Year ended 2010	41 748	500

Total	41 748	500

The forward contracts all relate to Loulo, with Morila’s production being completely exposed to the spot gold prices. The remaining portion of the hedge book represents approximately 10% of planned production at Loulo and 7% of the group’s production for the period.
PROSPECTS
Loulo’s 2010 production is expected to be approximately 410 000 ounces. The underground mining at Yalea is making steady progress and is expected to ramp up to full production early in the year. Development of the second underground mine at Gara has commenced and first ore is expected by the end of the year. At the same time we continue to explore in and around Loulo, and as noted earlier, have identified a number of promising exploration targets, in addition to the Gounkoto project located 25 kilometres to the south of Loulo.
The current mine plan at Morila anticipates production for 2010 to be approximately 225 000 ounces, with the lower grade stockpiles being processed until 2013. This will ensure the mine continues to be a significant cash generator for the group, despite the fact that the reported cash costs will be higher, owing to the accounting adjustment relating to the stockpiles.
Tongon is expected to come into production at the beginning of the fourth quarter of 2010, and annual production for the year is estimated at approximately 75 000 ounces.
Notwithstanding the additional non-cash adjustments relating to the Morila stockpiles, management is targeting total cash costs per ounce for the group, after royalties and taxes, of less than US$500/oz for the year, assuming current prevailing oil price and euro-dollar exchange rates, which movements have a significant impact on operating costs.
Following the company’s success in its exploration efforts, in the coming year exploration expenditure is expected to remain high, especially at Gounkoto, where prefeasibility drilling is currently ongoing as part of the finalisation of this study at the end of the first quarter. Significant capital expenditure will also be incurred on the Massawa feasibility project in Senegal, anticipated to be concluded by the end of the year, and at Kibali in the DRC, where further work is ongoing to update the existing feasibility study previously prepared by Moto. Assuming a successful prefeasibility study at Gounkoto, further capital expenditure is anticipated after the first quarter and during the remainder of the year as part of the feasibility study which is expected to be completed by the end of the year.
The group’s annual reserve statements will be published with the release of the annual report at the end of March 2010.
The company continues to retain its focus on organic growth through discovery and development of world class orebodies, especially given its pipeline of high quality projects and exploration targets. Notwithstanding this core strategy, management will routinely engage in reviewing corporate and asset acquisition opportunities, focused on gold in Africa.
The directors confirm to the best of their knowledge that:

a)	these fourth quarter and year end results have been prepared in accordance with IAS 34 as adopted by the European Union; and

b)	the interim management report includes a fair review of the information required by the FSA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board
DM Bristow	GP Shuttleworth
Chief executive	Financial director
8 February 2010
RANDGOLD RESOURCES NEWS UPDATES
“EVERYTHING WE EXPECTED AND MORE.”
The Randgold team called it right on Kibali
Since moving on site at Kibali on 16 October, the Randgold Resources team has quickly got to grips with the project, and an intensive review, integration and analysis of all the existing data have confirmed that it more than meets expectations.
As a first step, the resources and reserves were updated by Cube Consulting and SRK Consulting in Perth, an exercise which increased the total reserve by 67% to 9.2 million ounces and the indicated resource by 23% to 13.93 million ounces.
Head of evaluation and environment Rod Quick explains that the team has also addressed the critical issues identified during the acquisition process and developed strategies for dealing with them. “These include the power supply, and in particular the need to develop a hydropower capacity able to support a project of this size; the development of infrastructure, notably road access and the associated logistics; and, perhaps most critically, an environmental and social baseline study, to be followed by an impact assessment and a public participation process,” said Quick.
The key deliverable in the short term is the development of a relocation action programme (RAP) — a massive exercise that will entail the movement of some 15 000 people, and will also create significant economic opportunities for local workers and businesses.
“As a company we attach great importance to international-standard environmental and social impact assessments as well as relocation programmes, because these typically represent our introduction to the local community and define our future relationship with it. Our partnership philosophy means that we regard the local community as a major stakeholder, which is entitled to participate in the value we create,” says group human resources executive Bill Houston.
It could take two years for the RAP implementation to reach the point where the installation of the project infrastructure can start. From there, it will take approximately another two years to build the mine.
“Based on this timeline, we’ve produced a schedule which shows first production by January 2014 — a year earlier than originally estimated. The challenge now is to convert this road map into a detailed business plan and budget,” says technical and capital projects executive John Steele.
“This year is essentially a development period. In addition to running with the RAP and baseline studies, we’ll also be updating the feasibility study to accommodate the new reserves, optimising the open pit and underground interface, and focusing on key issues such as the hydropower strategy, the water management plan, the underground portal positions and the backfill and stoping designs.”
The project team will also look at upgrading the existing Nzoro power station, relocating the OKIMO tailings plant and demolishing the old Durba mill on site.
“We’ve obviously shared our plans and priorities with our JV partner AngloGold Ashanti, the 10% shareholder OKIMO and the DRC government, and it is encouraging to have their full support,” Steele said.
EXPLORATION-DRIVEN ORGANIC GROWTH STILL OUR KEY STRATEGY BY PAUL HARBIDGE, GROUP GM EXPLORATION
While Kibali was an opportunity to acquire one of Africa’s largest undeveloped gold resources, it does not distract us from our key strategy of organic growth through exploration success and our primary objective is still to create value through the development of profitable mining projects.

2009 was an exceptional year for Randgold Resources in terms of exploration success. Two key objectives were met at Loulo. First was the discovery of a new multi-million ounce deposit, Gounkoto. In the space of one year we have progressed from two boreholes to 77, a positive scoping study and the completion of prefeasibility drilling, in the process defining over 2 million ounces of gold above 6 g/t and plenty of scope for extension, both down dip and along strike.
Secondly, Loulo 3 has turned into a significant satellite deposit and provides the mine with significant production flexibility. From two small oxide pits, exploration has now defined one large pit of 1.1 kilometres long with over 200 000 ounces of contained gold. Continued work has highlighted strong mineralisation over a further 650 metres to the north. In fact, continued exploration on the Yalea structure as a whole has highlighted 7 kilometres of gold anomalism and mineralisation. Loulo 1 will be the next target to be drilled and with such significant surface mineralisation, deeper holes are now being planned.
The discovery of Gounkoto and the continued success at Loulo 3 demonstrate the potential to add ounces from areas not only around the mine but also in the Loulo district. Loulo has historically shown the ability to increase the mineral resource base and replace the ounces mined year on year.
In the same region but across the border in Senegal, Randgold continues to forge ahead with the Massawa project, which is turning into a major deposit. So far, more than 4 kilometres of continuous mineralisation has been evaluated within a plus 8 kilometre mineralised system, but only tested to a maximum depth of 300 metres. Located on the belt basin contact and associated with a major transcrustal structure, the only other similar deposit in West Africa is the well-known Obuasi mine in Ghana, a 6 kilometre surface expression with more than 1 500 metre depth and a plus 100 year life. With a positive prefeasibility, project exploration will now evaluate down dip and along strike extensions and, as at Loulo, numerous satellite deposits provide exciting opportunities for further ounces.
These discoveries were not built on luck or a whim but sound geological work through the integration of data layers, from remote sensing, geophysics, geology, structure, alteration and mineralisation. These layers are constantly reviewed and re-interpreted to provide a robust geological model.
Another example of this work and the impact it can have on a project is at Kibali on the other side of the African continent. Randgold was quick to establish a geological team on site and in the space of three months was able to develop a three-dimensional geological model which enabled the evaluation team to convert an additional 67% of resources to reserve, now up to 9.2 million ounces, proving again how sound geological work can add significant value to a project.
BOARD STRENGTHENED
An eminent academic, Dr Kadri Dagdelen, has been appointed a non-executive director of Randgold Resources.
Dr Dagdelen is a Professor and Departmental Head at the Colorado School of Mines’ Department of Mining Engineering in the USA.
Randgold Resources chairman Philippe Liétard said he was delighted to welcome Dr Dagdelen to the board, which would be enhanced by his technical knowledge and experience, and confirmed that this appointment was in line with the company’s phased succession plan.
BUSINESS ACUMEN BACKS ENTREPRENEURIAL FLAIR
Randgold Resources’ core strategy is the creation of value through the discovery of world-class gold deposits and the development of profitable mines. Exploration success and operational efficiency are obviously critical elements of this strategy — but so too, behind the scenes, is commercial and financial competence.
Randgold has grown in a relatively short time from a junior exploration company to an integrated gold business, ranked in the FTSE 100, and with a market capitalisation of more than US$6 billion. Over this period, its exploration and operational expertise has been matched by the corporate capability of its executive team. The swift and smooth completion of last year’s contested acquisition of the Toronto-listed Moto Goldmines, followed by the acquisition of a further 20% of Moto’s Kibali project, again demonstrated the team’s business acumen and its ability to handle major transactions deftly.
CFO Graham Shuttleworth says because the company’s long-term vision also extends to its corporate activities, it develops capacity and skills in good time. While the Moto acquisition was done and dusted in a matter of weeks, he says, the groundwork was prepared well in advance.
“Another factor that contributes to our corporate effectiveness is that Randgold Resources has grown up in an increasingly regulated environment. From the start, we integrated the checks and balances into our system, so that regulation could in fact be a benefit rather than a burden. We’re now listed in the world’s two major capital markets — London and New York — and since the Moto acquisition we also have to comply with applicable Canadian regulations. Our operations are in Africa, where we have to deal with elaborate bureaucracies. But because we’ve geared ourselves for it, we can cope with the stringent requirements of these various environments,” he explains.

“Good financial and administrative housekeeping need not quench the entrepreneurial spirit, which is very much in evidence throughout Randgold. We don’t have a top-heavy head-office culture. We also don’t have any service functions — everybody in Randgold is a line manager, participating in the company’s performance and making a direct contribution to its delivery.”
FINAL DIVIDEND FOR 2009 — ELECTION FOR STERLING DIVIDEND
Randgold Resources has declared an annual dividend for the period ended 31 December 2009 of US$0.17 per share. The dividend payment will be made on 18 March 2010 to shareholders on the register on 26 February 2010.
Shareholders wishing for the conversion of dividend payments into sterling may do so by contacting Computershare Investor Services (Channel Islands) Limited (Tel: +44 1534 825265) or by completing a sterling election form which is available on the company’s website (www.randgoldresources.com) and posting it back to the transfer secretaries to be received by Thursday 25 February 2010.
REGISTERED OFFICE
La Motte Chambers, La Motte Street, St Helier, Jersey JE1 1BJ, Channel Islands
REGISTRARS
Computershare Investor Services (Channel Islands) Limited, PO Box 83, Ordnance House, 31 Pier Road,St Helier, Jersey JE4 8PW, Channel Islands
TRANSFER AGENTS
Computershare Services PLC, P.O. Box 663, 7th Floor, Jupiter House, Triton Court, 14 Finsbury
Square, London EC2A 1BR
INVESTOR & MEDIA RELATIONS
Kathy du Plessis on Tel: +44 207 557 7738, e-mail: randgoldresources@dpapr.com
www.randgoldresources.com
The financial information set out in this announcement was approved by the board of directors on 29 January 2010. No significant events, other than those disclosed in this document, have occurred between 31 December 2009 and that date. The financial information set out in this announcement does not constitute the group’s statutory financial statements for the years ended 31 December 2009 or 31 December 2008. The group’s statutory financial statements for 2009, will be delivered to the Jersey Registrar of Companies in due course. The results for 2009 are unaudited. The statutory financial statements for the year ended 31 December 2009 will be finalised on the basis of the financial information presented by the directors in this preliminary announcement and the independent auditors’ report will be based on those statutory financial statements once they are complete. The group’s statutory financial statements for 2008 have been delivered to the Jersey Registrar of Companies. The auditors reported on those financial statements and gave an unqualified report which did not contain a statement under Article 111(2) or Article 111(5) of the Companies (Jersey) Law 1991.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “will”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold (including Kibali) to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in Randgold’s annual report on Form 20-F for the year ended 31 December 2008 which was filed with the US Securities and Exchange Commission (the “SEC”) on 15 May 2009, and in the section entitled “Risk Factors” in Randgold’s prospectus published on 30 November 2009 in relation to the indirect acquisition of 10 per cent of the issued capital of Kibali Goldmines SPRL. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.